SK Corporation
99, Seorin-dong, Jongro-gu,
Seoul 110-110, Korea
TEL:82-2-2121-5114
FAX:82-2-2121-7001

File No.
82-3901

Securities and Exchange Commission
450 Fifth Street, Judiciary Sq., N.W.
Washington, D.C. 20549
U.S.A.
Attention : Filing Desk

March 20, 2003

Re : SK Corporation - Information to be furnished Pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Dear Sirs,

In accordance with the rule 12g3-2(b) Exemption of the U.S. Securities and Exchange Commission (" the SEC "), SK Corporation is submitting a copy of the "Result of the 41st General Shareholders' Meeting" for the fiscal year 2002 which was held on March 14th, 2003 in Seoul, Korea.

Sincerely,

H. C. Jung

Hyun Chun Jung
Senior Manager
Investor Relations Team

Attachment

dlw 3/31

양식 8011

Attachment

RESULTS OF THE 41st GENERAL SHAREHOLDERS' MEETING

SK Corporation's 41st Annual Shareholders' Meeting was held at 10:00 AM on March 14, 2003 at Mugunghwa Grand Ball Room, Sheraton Walkerhill Hotel ,Seoul, presided by Doo Yul Hwang, the Vice Chairman. The following agendas have been approved and we notify you with the result.

	Agenda No.1	Agenda No.2	Agenda No.3	Agenda No.4
For	99.3%	92.7%	71.9%	67.5%
Against	0.7%	7.3%	28.1%	32.5%
Total	100%	100%	100%	100%
Result	**Approved**	**Approved**	**Approved**	**Approved**

Agenda No.1

- Approval of the 41st Balance Sheet, Profit & Loss Statement and Disposition of Retained Earnings

(Millions of Korean Won)

Item	Amount
Total Asset	13,825,621
Total Liabilities	8,527,040
Total Shareholders' Equity	5,298,581
Capital Stock	644,756
Total Revenue	13,388,150
Net Income	296,812
Total Dividend	92,694

- Dividend

Cash Dividend	Dividend per Share	Dividend Ratio
Common Stock	800 Won	16%
Preferred Stock	850 Won	17%

* Payout Ratio: 31.23%

Agenda No. 2

- Approval of Election of a Director

Name	Date of Birth	Profile	The Number of Stock Options granted by the Company
Young-suk Han	1938. 8.24.	• Bachelor's Degree from Seoul National University • Partner at the law firm of Wooil • Incumbent outside director	'01 : 7,000 Shares '02 : 6,000 Shares

- Status of External Directors

Number of Member of the Board	Number of External Directors	Ratio of External Directors
10 (A)	5 (B)	50% (B/A)

Agenda No. 3

- Approval of Election of an outside director as a member of the audit committee

Name	Date of Birth	Profile	The Number of Stock Options granted by the Company
Ho-suh Park	1934. 5.30.	• Bachelor's Degree from Korea University • Incumbent outside director and member of the audit committee	'00 : 3,500 Shares '01 : 7,000 Shares '02 : 6,000 Shares

- Status of Audit Committee

Audit Committee (Auditor)		
External Directors (3)	Non-external Directors (0)	Total (3)

- Opinion from External Auditor : Unqualified Opinion

Agenda No. 4

- Maximum Compensation Amount : ₩3,200,000,000